
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2005

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                    NO. 1 OFFICE BUILDING, NO. 690 BIBO ROAD
                     PUDONG NEW AREA, SHANGHAI, CHINA 201203

                    (Address of principal executive offices)

                             ----------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F [X]                    Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes [ ]                         No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ___ .)

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                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                                    Form 6-K

                                Table of Content
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Signature                                                                       Page 3

Press release regarding the following:

Shanda and Universal music team up to launch a new digital                      Page 4
entertainment service to music consumers in China, dated
April 13, 2005.

Shanda, Turbine to bring Dungeons & Dragons online to China,                    Page 7
dated April 21, 2005.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                     SHANDA  INTERACTIVE  ENTERTAINMENT  LIMITED



                                     By: /s/ Jun Tang
                                         ----------------
                                         Name:  Jun Tang
                                         Title: President


Date: May 9, 2005

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                       SHANDA AND UNIVERSAL MUSIC TEAM UP
                  TO LAUNCH A NEW DIGITAL ENTERTAINMENT SERVICE
                           TO MUSIC CONSUMERS IN CHINA


  DIGITAL DISTRIBUTION OF MUSIC REACHES OUT TO ONLINE GAMERS AND INTERNET USERS

SHANGHAI, CHINA - APRIL 13, 2005: Shanda Interactive Entertainment Limited (Nasdaq: SNDA), the largest operator of online games in China, today announced a strategic partnership with Universal Music, the world's leading music company. Pursuant to a memorandum of understanding, Shanda will have access to Universal Music's online music repertoire, which will be offered to Shanda's millions of users through streaming and, in the future, on a downloadable basis over Shanda's interactive entertainment portal at www.poptang.com, as well as within the game operation platform. Additionally, Universal Music will provide music, artist-related information and news materials to be offered on Shanda's platform.

The strategic partnership between Shanda and Universal Music signifies pioneering steps for the two entertainment leaders, as Shanda will extend its interactive entertainment content offerings into the music arena for the first time. It also will mark Universal Music's first online music offering in the China market.

The alliance service is expected to be launched in June 2005 and users will be able to easily and legitimately access the best of Chinese-language songs by Universal Music's artists via an interactive song-streaming channel operated by Shanda. The services may be combined with Shanda's other offerings, including online games, as users may select song streaming as background music for game playing. Users may also select and dedicate songs to one another through the online game community. The music will be offered through a variety of alternatives, including a la carte selection, monthly subscription or bundled purchases. Users will be able to pay for this additional service conveniently by using Shanda's established payment and distribution system that covers over 300,000 retail points throughout China.

Harry Hui, President of Universal Music South East Asia, said, "What's hot in China right now is online games, the Internet and mobile technology. With the consumption of music heading towards the digital, mobile and personal, we're making sure that music plays an active part of all the exciting experiences for Chinese youths today. Shanda, as the most successful interactive entertainment platform in China, makes an ideal partner for us."

"This Digital music offering is another important addition to Shanda as we envision building a broad portfolio of interactive entertainment content offerings delivered through our operational platform to millions of users, including an increasing number of home users," said Tianqiao Chen, Chief Executive Officer of Shanda. "We are excited about launching our music services with Universal Music, the leading music company, through this partnership."


ABOUT SHANDA INTERACTIVE ENTERTAINMENT LIMITED

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is the largest operator of online games in China. Shanda offers a portfolio of massively multi-player and casual online games that users play over the Internet, including several of the most popular online games in China. Shanda's game platform attracts a large and loyal user base, each member of which can interact with thousands of others, which creates a strong community among users. For more information about Shanda, please visit http://www.snda.com.

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ABOUT UNIVERSAL MUSIC GROUP

Universal Music Group is the world's largest music company with wholly owned record operations or licensees in 77 countries. Its businesses also include Universal Music Publishing Group, one of the industry's largest global music publishing operations.

Universal Music Group consists of record labels Decca Record Company, Deutsche Grammophon, DreamWorks Nashville, Interscope Geffen A&M Records, Geffen Records, Island Def Jam Music Group, Lost Highway Records, MCA Nashville, Mercury Nashville, Mercury Records, Philips, Polydor Records, Universal Music Latino, Universal Motown Records Group, and Verve Music Group as well as a multitude of record labels owned or distributed by its record company subsidiaries around the world. The Universal Music Group owns the most extensive catalogue of music in the industry, which is marketed through two distinct divisions, Universal Music Enterprises (in the U.S.) and Universal Strategic Marketing (outside the U.S.). Universal Music Group also includes eLabs, a new media and technologies division.

Universal Music Group is a unit of Vivendi Universal, a global media and communications company.

Artists under the Universal Music roster include Eason Chan, Energy, Jacky Cheung, Cecilia Cheung, Leslie Cheung, Kelly Chen, Andy Hui, Sam Hui, eVonne Hsu, Hacken Lee, Wilbur Pan, Alan Tam and Teresa Tang.


SAFE HARBOR STATEMENT

     This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the companies and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the future business cooperation between Shanda and Universal, the future availability of music downloads from Shanda's interactive entertainment portal and the launch date for the music services. These forward-looking statements involve various risks and uncertainties. Although the companies believe that the expectations expressed in these forward-looking statements are reasonable, the companies cannot assure you that the expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the possibility that the signing of a legally binding agreement in accordance with the terms of the memorandum of understanding could be delayed or that technical difficulties could arise in connection with implementing such agreement. Additional risks are set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's registration statement on Form F-1.


CONTACT:
SHANDA INTERACTIVE ENTERTAINMENT LTD.
Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com

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Michael DiPaolo (media):  dipaolo@braincomm.com
Brainerd Communicators, Inc.
Phone: +1-212-986-6667 (USA)


UNIVERSAL MUSIC GROUP
Ruikang Zhou (CHINESE)
Chief Representative (China), Universal Music
Phone: +86-21-6390-6437 (Shanghai)
E-mail: ruikang.zhou@umusic.com

Davena Mok (ENGLISH)
Corporate Communications Officer, Universal Music South East Asia
Phone: +852-9525-5667 (Hong Kong)
E-mail: davena.mok@umusic.com

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                            SHANDA, TURBINE TO BRING
                       DUNGEONS & DRAGONS ONLINE TO CHINA

          China's Largest Online Games Operator to Distribute Turbine's
                     Highly Anticipated 3D Role Playing Game

SHANGHAI, CHINA - APRIL 21, 2005 - Shanda Interactive Entertainment Limited (Nasdaq: SNDA), the largest operator of online games in China, announced today that it will be signing a deal with Turbine, Inc., a leading publisher of online subscription entertainment, to bring DUNGEONS & DRAGONS(R) ONLINE to China. Under the agreement, Shanda will hold the exclusive rights in China to operate this first and only 3D massively multiplayer online role playing game, or MMORPG based on the world-renowned Hasbro and Wizards of the Coast DUNGEONS & DRAGONS(R) franchise. The game is expected to launch in China in the second half of 2005. Financial terms of the agreement were not disclosed.

"Shanda's leadership position and outstanding reputation with China's online gaming community makes them the ideal partner for introducing DUNGEONS & DRAGONS ONLINE to China," said Jeffrey Anderson, president and CEO, Turbine, Inc. "This agreement reaffirms Turbine's commitment to bring the D&D Online experience to every gamer in China and throughout the world."

China represents one of the world's largest and fastest-growing markets for online games, with International Data Corporation, a market research company, estimating a market valued at $1.3 billion by 2009. Shanda helped pioneer this market and today occupies the leading position as measured by both revenue and total game playing users. In 2004, Shanda had approximately 2.0 million peak concurrent users playing its online games.

"As the pioneer of traditional role-playing games, DUNGEONS & DRAGONS ONLINE is a terrific addition to our leading portfolio of both internally developed and licensed online game offerings," said Tianqiao Chen, chief executive officer of Shanda. "Turbine has done a tremendous job adapting this signature title to the virtual world, and we look forward to bringing a rich game experience to China's gamers via our national distribution platform."


ABOUT SHANDA INTERACTIVE ENTERTAINMENT LIMITED

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, network PC games and a variety of cartoons and literature works. Shanda's interactive entertainment platform attracts a large and loyal user base, an increasing amount of which access Shanda's content from home. Each user can interact with thousands of others while enjoying the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com


ABOUT TURBINE, INC.

Turbine, Inc. is a premier producer, publisher and operator of online subscription entertainment and is headquartered in Westwood, Mass. With studios on two coasts, the Company is the largest privately held online games company in North America. Turbine's catalogue includes some of the most famous online entertainment brands, including

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Asheron's Call(R), Dungeons & Dragons(R) Online
and The Lord of the Rings Online(TM): Middle-Earth(TM) Online. For more information on Turbine and its services, please visit www.turbine.com.


ABOUT ATARI, INC.

New York-based Atari, Inc. (Nasdaq: ATAR) develops interactive games for all platforms and is one of the largest third-party publishers of interactive entertainment software in the U.S. Atari, Inc. is a majority-owned subsidiary of France-based Infogrames Entertainment SA (Euronext - ISIN: FR-0000052573), the largest interactive games publisher in Europe. For more information, visit www.atari.com.


ABOUT HASBRO, INC.

Hasbro (NYSE:HAS) is a worldwide leader in children's and family leisure time entertainment products and services, including the design, manufacture and marketing of games and toys ranging from traditional to high-tech. Both internationally and in the U.S., its PLAYSKOOL, TONKA, MILTON BRADLEY, PARKER BROTHERS, TIGER, and WIZARDS OF THE COAST brands and products provide the highest quality and most recognizable play experiences in the world. For more information, visit www.hasbro.com.


ABOUT WIZARDS OF THE COAST

Wizards of the Coast, Inc., a subsidiary of Hasbro, Inc. (NYSE:HAS), is a worldwide leader in the trading card game and tabletop roleplaying game categories, and a leading developer and publisher of game-based entertainment products. The company holds an exclusive patent on trading card games and their method of play (TCGs) and produces one of the world's best-selling TCGs, Magic:
The Gathering(R), as well as the celebrated Dungeons & Dragons(R) roleplaying game. Publisher of adventure games, family card and board games, and electronic media products, Wizards of the Coast is also one of the world's premier book publishers of fantasy series fiction whose novels have made numerous appearances on The New York Times best-seller list and have sold millions of copies worldwide. For more information, visit the Wizards of the Coast website at www.wizards.com.

                                       ###

TURBINE and ASHERON'S CALL are registered trademarks or trademarks of Turbine, Inc. in the United States or other jurisdictions. All other trademarks are the property of their respective owners.


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the companies and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the launch date for Dungeons & Dragons Online in China, the growth of the online game market in China and the content of the Dungeons & Dragons Online game. These forward-looking statements involve various risks and uncertainties. Although the companies believe that their expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to delays in completion of the original or localized version of the Dungeons & Dragons Online game,

                                       8
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obtaining Atari's and Hasbro's approval of the agreement between Turbine and
Shanda, and the risks set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's registration statement on Form F-1.


CONTACT FOR PRESS ONLY:


FOR SHANDA INTERACTIVE ENTERTAINMENT LTD.

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Michael DiPaolo (media):  dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667


FOR TURBINE, INC.

Erica Dart
Turbine, Inc.
(310) 927-8486
edart@turbine.com